EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

Nine Months Ended September 30, 2006 (unaudited)
Income from continuing operations before income taxes	$76,814
Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	5,650
Interest element of rentals	2,546

Total fixed charges	8,196

Earnings before income taxes and fixed charges	$85,010

Ratio of earnings to fixed charges	10.37